SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 1 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                          MEDICAL RESOURCES, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 58461Q102
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                              (CUSIP NUMBER)

                             FIR TREE PARTNERS
                             535 Fifth Avenue
                                31st Floor
                         New York, New York 10017
                         Tel. No.: (212) 599-0090
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4675
                              (214) 969-2800

                                May 8, 1998
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          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 58461Q102


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           2,861,000
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      2,861,000
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,861,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                        [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.62%

14   TYPE OF REPORTING PERSON*

     CO, IN


*SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT NO. 1 TO SCHEDULE 13D


     This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum, the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of common stock, par value $0.01 per share, of Medical Resources, Inc., as filed with the Securities and Exchange Commission on May 22, 1998 (the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended and supplemented as follows:

COVER PAGE

     The "Date of event which requires filing of this statement" set forth on the cover page of the Initial Schedule 13D is hereby amended to be May 8, 1998, as set forth on the cover page of this Amendment.

ITEM 2.   IDENTITY AND BACKGROUND

     To reflect the new business address for Fir Tree Partners, Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, provides investment management services to private individuals and institutions, and is located at 535 Fifth Avenue, 31st Floor, New York, New York 10017. Mr. Tannenbaum is the sole shareholder, executive officer, director and principal of Fir Tree Partners. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is at 535 Fifth Avenue, 31st Floor, New York, New York 10017. Neither Fir Tree Partners nor Mr. Tannenbaum has been convicted in a criminal proceeding during the last five years. Neither Fir Tree Partners nor Mr. Tannenbaum is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    August 10, 1998



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:/S/JEFFREY TANNENBAUM
                                 -------------------------------
                                 JEFFREY TANNENBAUM, President


                              /S/JEFFREY TANNENBAUM
                              ----------------------------------
                              Jeffrey Tannenbaum